UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

VIVINT SMART HOME, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

928542109
(CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 928542109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,357,339

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,357,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,357,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	The calculation is based on the 177,901,235 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Vivint Smart Home, Inc. (the “Issuer”) outstanding as of March 12, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of private placement warrants (“Warrants”) of the Issuer.
**
The calculation is based on the 177,901,235 shares of Common Stock of the Issuer outstanding as of March 12, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,235 shares of Common Stock of the Issuer outstanding as of March 12, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,235 shares of Common Stock of the Issuer outstanding as of March 12, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,235 shares of Common Stock of the Issuer outstanding as of March 12, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,127,227*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,127,227*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,127,227*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 2,966,667 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer.
**
The calculation is based on the 177,901,235 shares of Common Stock of the Issuer outstanding as of March 12, 2020 (adjusted to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons, together with Fortress Mosaic Sponsor LLC and Principal Holdings I LP, on January 21, 2020, as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons on February 28, 2020 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.), a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at 4931 North 300 West, Provo, Utah 84604.

Item 4. Purpose of Transaction.

This Amendment amends and restates the last paragraph under the heading “Sponsor Agreement” in Item 4 of the Original Schedule 13D in its entirety as follows:

“On January 17, 2020, upon the closing of the merger, 50% of the 5,171,642 shares of Common Stock held by Fortress Sponsor following the automatic conversion of Founder Shares into Common Stock were unvested, and all of the private placement warrants held by Fortress Sponsor were unvested. On February 26, 2020, a $12.50 Stock Price Level was achieved, resulting in the vesting of 50% of the unvested shares of Common Stock held by Fortress Sponsor, being 1,292,910.5 newly vested shares of Common Stock, and the vesting of 50% of the unvested private placement warrants held by Fortress Sponsor, being newly vested warrants to purchase 1,483,333.5 shares of Common Stock. On March 11, 2020, a $15.00 Stock Price Level was achieved, resulting in the vesting of the remaining 50% of the unvested shares of Common Stock held by Fortress Sponsor, being 1,292,910.5 newly vested shares of Common Stock, and the vesting of the remaining 50% of the unvested private placement warrants held by Fortress Sponsor, being newly vested warrants to purchase 1,483,333.5 shares of Common Stock.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5(a)-(b) of the Original Schedule 13D in its entirety as follows:

“(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The following disclosure is based on the 177,901,235  shares of Common Stock outstanding as of March 12, 2020 (adjusted, in respect of each of the Reporting Persons other than Fortress Investor, to reflect 2,966,667 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)), which is the total number of shares outstanding immediately following the issuance of certain additional shares of Common Stock of the Issuer on March 12, 2020 as a result of the $15.00 Stock Price Level having been achieved, according to the Issuer.

Fortress Investor may be deemed to beneficially own and share the power to vote and dispose of the 17,357,339 shares of Common Stock directly held by it, which represent 9.8% of the outstanding Common Stock.

Each of Fortress Holdings, FIG LLC, FOE, FIG Corp. and Fortress Investment may be deemed to beneficially own and share the power to vote and dispose of the 17,357,339 shares of Common Stock held directly by Fortress Investor, the 2,631,579 shares of Common Stock held directly by Fortress Anchor, the 5,171,642 shares of Common Stock held directly by Fortress Sponsor and the warrants held by Fortress Sponsor entitling Fortress Sponsor to purchase 2,966,667 shares of Common Stock, which represent in the aggregate 15.6% of the outstanding Common Stock, by virtue of their positions and interests in the entities described in Item 2(a).

To the best of the knowledge of the Reporting Persons, no person named in Annex A is the beneficial owner of any Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2020

Fortress Mosaic Investor LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

Fortress Mosaic Holdings LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FIG LLC

By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Fortress Operating Entity I LP

By:	FIG Corp., its general partner

By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

FIG Corp.

By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Fortress Investment Group LLC

By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer